NONEXCLUSIVE COPYRIGHT LICENSE

Effective as of January 21, 2021, **YOGA ED. HOLDINGS CORP.**, a Hawaii corporation, whose mailing address is PO Box 12251, Honolulu, Hawaii 96828 ("**Licensor**") and **YOGA ED. LLC**, a Hawaii limited liability company, whose mailing address is P.O. Box 12251, Honolulu, Hawaii 96828 ("**Licensee**"), agree as follows:

1.   Background. Licensor is copyright owner of certain curriculum, handouts and other related materials relating to yoga techniques for youths, more specifically described in Exhibit A, attached hereto (collectively, the "**Licensed Materials**"). Licensee wishes to obtain an irrevocable, worldwide, nonexclusive, term-limited license (with the right to sublicense) to freely make, use, distribute and display copies of the Licensed Materials, and Licensor is willing to grant Licensee such a license, subject to the terms and conditions of this Nonexclusive Copyright License (this "**License**").

2.   Grant of License. Subject to the terms and conditions of this License, Licensor hereby grants to Licensee, and Licensee hereby accepts, an irrevocable, worldwide, nonexclusive, term-limited license (with the right to sublicense) to freely make, use, distribute and display copies of the Licensed Materials.

3.   Ownership of Rights. Except for the rights expressly licensed under this License, all other rights in and to the Licensed Materials are expressly reserved by Licensor.

4.   Sublicenses. Licensee may freely sublicense its rights hereunder.

5.   Duration and Renewal. This License shall commence on the Effective Date and continue until December 31, 2025, unless sooner terminated pursuant to this License (the "**Initial Term**"). Provided Licensee is not in default of any payment or other obligation under this License, this License shall automatically renew for an additional five (5) year period (the "**Extended Term**") on the same terms and conditions as set forth herein (except for the change in License Fee described in Section 5 below), unless either party give notice to the other party of its desire to terminate this License at least thirty (30) days prior to the expiration of the Initial Term.

6.   License Fee. Licensee shall pay a license fee as follows (together, the "**License Fee**"):

a.   For the Initial Term, Licensee shall pay to Licensor the sum of NINETY THOUSAND and NO/100 U.S. DOLLARS (U.S. $90,000) by no later than December 31, 2021; and

b.   For the Extended Term, Licensee shall pay to Licensor the sum of ONE and NO/100 U.S. DOLLARS (U.S. $1) prior to the commencement of the Extended Term.

7.   Representation and Warranties. Licensor represents and warrants that it owns all right, title and interest in and to the Licensed Materials, including (without limitation) all

copyright and other intellectual property rights, and has the full right to grant this License to Licensee.

8. <u>Termination</u>. This License shall automatically terminate (without further notice or demand) upon the earliest occurrence of any of the following:

a. If either party fails to timely cure a material breach of this License within sixty (60) days after receipt of written notice from the other party of such material breach, time being of the essence, said notice specifying the material breach and the actions necessary to cure the material breach.

b. If either party shall go into receivership, bankruptcy, or insolvency, or make an assignment for the benefit of creditors, or go out of business, this License shall terminate immediately without necessity of further action by either party and without prejudice to any rights of either party under this License.

9. <u>Notices</u>. All notices, payments, or statements under this License shall be in writing and shall be sent by certified mail, return receipt requested or by courier or hand delivery provided that delivery of a written receipt is returned to sender, or by postage prepaid, to the party concerned at the above addresses, or to any substituted address given by notice hereunder. Any such notice, payment, or statement shall be considered sent or made on the day deposited in the mails. Payments and statements may be sent by ordinary mail.

10. <u>Mediation and Arbitration</u>. If any dispute arises under this License, the parties shall negotiate in good faith to settle such dispute. If the parties cannot resolve such dispute themselves, then either party may submit the dispute to mediation by a mediator approved by both parties. The parties shall both cooperate with the mediator. If the parties cannot agree to any mediator, or if either party does not wish to abide by any decision of the mediator, then they shall submit the dispute to arbitration by any mutually acceptable arbitrator. If no arbitrator is mutually acceptable, then they shall submit the matter to arbitration under the rules of Dispute Prevention & Resolution, Inc. ("DPR"). Under any arbitration, both parties shall cooperate with and agree to abide finally by any decision of the arbitration proceeding. If DPR is selected, the arbitration shall take place under the auspices of the nearest branch of DPR to the other party. The costs of the arbitration proceeding shall be borne according to the decision of the arbitrator, who may apportion costs equally, or in accordance with any finding of fault or lack of good faith of either party. The arbitrator's award shall be non-appealable and enforceable in any court of competent jurisdiction.

11. <u>Governing Law</u>. This License shall be governed by, and construed and enforced in accordance with, the laws of the State of Hawaii without regard to conflicts of law principles.

12. <u>Miscellaneous</u>. This License constitutes the entire agreement between the parties relating to the use of the Licensed Materials and supersedes and cancels any and all prior or oral or written representations, correspondence, letters of intent, agreements, and undertakings between the parties. This License may not be amended or modified in any respect, orally or otherwise, except by an instrument in writing executed by both parties. Either may freely assign or otherwise transfer this License (in whole or in part) to any individual or entity, with the prior

consent of the other party, such consent not being unreasonably withheld. If any provision of this License is determined to be invalid or unenforceable, the validity and enforceability of the other provisions shall remain unaffected. The failure of a party to insist upon strict and prompt performance by the other party of the covenants and agreements hereunder, and the acceptance of such performance by the other party thereafter, shall not constitute a waiver or relinquishment of the party's right to insist upon strict performance thereafter in the event of a continuous or subsequent default by the other party. It is the intention of the parties that the performance by Licensee of its obligations under this License shall be rendered in the capacity of an independent contractor. This License, and all rights and obligations hereunder, shall be binding upon, and inure to the benefit of the parties hereto and their respective successors and permitted assigns. There are no intended third-party beneficiaries under this License. All provisions of this License which specifically state that they shall survive expiration or termination of this License, or which by their nature should survive expiration or termination of this License, will remain in effect after expiration or termination. This License may be executed in counterparts, delivered by fax machine, as a PDF or by other electronic transmission, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

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IN WITNESS WHEREOF, Licensor and Licensee have executed this License as of the effective date first above written.

YOGA ED. HOLDINGS CORP.,
a Hawaii corporation

DocuSigned by:

By: Brynne Caleda

Name Brynne Caleda

Its CO-Founder

"Licensor"

YOGA ED. LLC,
a Hawaii limited liability company

DocuSigned by:

By: Diana Hahn

Name Diana Hahn

Its Managing Director

"Licensee"

EXHIBIT "A"

The curriculum, handouts or other related material currently known as "Yoga Ed. Trauma Informed Yoga for Youth"